FORM 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Current Technology Corporation

Suite 1430 - 800 West Pender Street

Vancouver, BC V6C 2V6

Item 2

Date of Material Change

July 6, 2006.

Item 3

News Release

Press Release dated July 6, 2006 was disseminated by PR Newswire and SEDAR filed with the BC Securities Commission on July 6, 2006.

Item 4

Summary of Material Change

Robert Kramer, CEO and Anne Kramer, Chairman announce that Keith Denner, the Company’s largest shareholder, has granted to Robert and Anne Kramer from his personal holdings 3,000,000 options (“Options”).

Item 5

Full Description of Material Change

See attached copy of press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Robert Kramer - 604.684.2727

Item 9

Date of Report

July 6, 2006.

NEWS RELEASE

Keith Denner Grants Current Technology’s Chairman and CEO Options

VANCOUVER, British Columbia, July 6, 2006 / PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert and Anne Kramer, and Current Technology Corporation (the “Company”) (OTC Bulletin Board: CRTCF):

The Company is pleased to announce that the Company’s largest shareholder, Keith Denner, has granted to the Chairman, Mrs. Anne Kramer, and to the Chief Executive Officer, Mr. Robert Kramer, for nominal consideration, options (“Options”) to purchase common shares in the capital of the Company, from his personal holdings, under the following terms and conditions:

i)

total number of shares under option - 3,000,000;

ii)

exercise price - $0.38 (all funds USD) per share;

iii)

vesting - fifty percent of the options to vest if the Company’s shares close at $0.78 or higher, and the remaining fifty percent to vest if they close at $1.14 or higher;

iv)

term - the option to expire on July 5, 2008;

v)

Mr. Denner to have the right to donate all or a portion of the 3,000,000 shares to a charity or charities, subject to the terms of the option agreements; and

vi)

either Anne Kramer or Robert Kramer must be an officer of the Company at the time of exercise of the option.

The Company’s Board of Directors have reviewed the terms of the options and confirmed they are fair to the Company and that no consideration was provided by the Company to Mr. Denner to induce him to grant the options.

“I have been and remain a long-term supporter of the Company”, states Mr. Denner.  “I believe it is in every shareholder’s best interests to incentivize at this time the co-founders of the Company and I am pleased to do my part by offering a portion of my personal holdings to that end.”

Mr. Denner presently owns 14,979,266 common shares (representing approximately 18.64% of the issued and outstanding common shares in the capital of the Company); warrants to purchase an additional 16,908,933 common shares in the capital of the Company and a convertible promissory note entitling Mr. Denner to acquire an additional 3,915,526 common shares in the capital of the Company.  In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own or control 35,803,725 common shares in the capital of the Company, representing 35.38% of the issued and outstanding common shares in the capital of the Company.  This percentage will be reduced proportionately if the options granted to the Kramers are exercised and/or if other holders exercise their existing options and warrants previously issued by the Company.

…../2

NEWS RELEASE continued

July 6, 2006

Prior to the grant of the Options, Anne Kramer directly held 87,152 common shares in the capital of the Company, warrants to purchase an additional 1,250,000 common shares and 1,000,000 options previously granted by the Company.  Robert Kramer directly held 17,185 common shares in the capital of the Company, warrants to purchase an additional 1,250,000 common shares and 950,000 options previously granted by the Company.  Indirectly through companies 100% controlled by Mr. and Mrs. Kramer, they hold an additional 2,392,666 common shares in the capital of the Company.  In the aggregate, after giving effect to the exercise of all previously issued options and warrants held by Mr. and Mrs. Kramer, but prior to the exercise of the Options, they would beneficially own or control 6,947,003 common shares in the capital of the Company, representing 8.19% of the issued and outstanding common shares in the capital of the Company.  After giving effect to the exercise of the Options, Mr. and Mrs. Kramer would beneficially own or control 9,947,003 common shares in the capital of the Company, representing 11.73% of the issued and outstanding common shares in the capital of the Company.

The Options were acquired in a private transaction for investment purposes only and neither Mr. Kramer nor Mrs. Kramer have any present intention to further increase their beneficial ownership of, or control or direction over, additional common shares in the capital of the Company.  Mr. and Mrs. Kramer may in the future take such actions in respect of their holdings as they deem appropriate in light of the circumstances then existing, including the purchase of additional common shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of their holdings in the open market or in privately negotiated transactions.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

rkramer@current-technology.com